July 11, 2017

BY EDGAR SUBMISSION

Mr. Martin James

Senior Assistant Chief Accountant

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:Orthofix International N.V.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 000-19961

Dear Mr. James:

Set forth below are the responses of Orthofix International N.V. (the “Company”) to the Staff’s letter of comment, dated June 29, 2017 (the “Comment Letter”), relating to disclosures in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.  For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 33

1.

We note that you present Net margin, a non-GAAP measure, as a notable highlight but you do not discuss the most directly comparable GAAP measure. Your presentation appears to give greater prominence to the non-GAAP measure than to the comparable GAAP measure, which is inconsistent with the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please revise your presentation in future filings to comply with that guidance.

Mr. Martin James

July 11, 2017

Response:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the quarterly period ended June 30, 2017, revise these disclosures to address the staff’s comment.

2.

In future filings revise your presentation of this non-GAAP measure to use a title that is not the same or confusingly similar to one used in GAAP. We note that the term net margin is generally accepted to refer to a profit margin after accounting for all business expenses, such as operating expenses, interest and taxes, which differs from the adjusted gross profit measure you are presenting. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Response:

The Company has been reporting the non-GAAP measure that it refers to as “net margin” since March 2014, when the Company released its earnings release for the fiscal year ended December 31, 2013.  In its original earnings release, furnished pursuant to Item 2.02 of Form 8-K on March 27, 2014, the Company wrote:

“In 2013, Orthofix redefined its business segments to allow each business unit to focus on distinct attributes and opportunities that maximize their potential, as well as provide greater internal and external transparency. These strategic business units (SBUs) are: BioStim, Biologics, Extremity Fixation and Spine Fixation. To provide greater external transparency into these SBUs, the Company will provide SBU-specific net sales and ‘net margin,’ the latter of which is the measure of profit that best reflects the contribution margin of each of the SBUs. The Company calculates net margin as gross profit less sales and marketing expenses.”

Since that original release, the Company has continued to report what it defines as “net margin” as a non-GAAP financial measure. Management believes this measure is valuable in assisting investors in understanding the Company’s overall performance as well as the direct contribution of the Company’s SBUs, given that sales and marketing expense is generally controlled and managed by the individual SBUs, unlike other operating expenses. To the Company’s knowledge, every reporting of “net margin” by the Company has been coupled with a statement in the text stating that “net margin” means gross profit less sales and marketing expenses. Further, to the Company’s knowledge, all such reportings have been accompanied by appropriate GAAP reconciliations.

The Company understands that some registrants use the phrase “net margin” in earnings releases and certain other disclosures to report net income as a percentage of revenue, and the Company respectfully acknowledges the Staff’s comment. However, based on discussions with investors and analysts over the 3-1/2 year period that the Company has reported in this manner, the Company believes the definition and terminology it uses is well understood by investors and analysts, provides the most useful insight into the Company’s and SBU operating performance, and is not causing any confusion with measures used under GAAP.

Mr. Martin James

July 11, 2017

The Company has considered its obligations pursuant to Item 10(e)(1)(ii)(E) of Regulation S-K in this regard, and does not believe its use of “net margin” as defined by the Company reflects a use, title or description that is the same as, or confusingly similar to, any titles or descriptions used for GAAP financial measures (such as revenue, gross profit, operating income, income before income taxes, or net income (loss) from continuing operations (a/k/a net profit).  The Company has considered several factors in reaching this conclusion:

•

To the Company’s knowledge, “net margin” (unlike gross margin) is not a term used or defined by the Financial Accounting Standards Board in the context of GAAP-based financial statement accounting, nor is it used in financial statements prepared under GAAP.

•

Those registrants that use the phrase “net margin” to report net income as a percentage of revenue in earnings releases and similar disclosures report that measure as a percentage, whereas the measure used by the Company is defined in dollar-denominated terms. While the Company also includes corresponding disclosure in certain locations showing this amount as a percentage of revenue, it has always done so in a manner where “net margin” is first expressed, defined and shown in dollar-denominated terms. (As noted below, in future filings, the Company will clarify and retitle any resulting percentage-based presentations.) In this context, the Company does not believe that investors reading the Company’s disclosure are confusing the Company’s dollar-denominated measure (including resulting percentage/ratio-based calculations using this same amount in the numerator) with the percentage/ratio measure used by some registrants to describe net income as a percentage of revenue.

•	As noted earlier, the Company has consistently and prominently disclosed that its measure of “net margin” is a non-GAAP measure, and that it represents gross profit less sales and marketing expense.
•	The Company includes GAAP reconciliations in its disclosures.

To ensure that persons unfamiliar with the Company’s historic reporting practice in this regard are not confused, and to ensure that the Company’s disclosure is not misinterpreted to be a suggestion that the Company’s definition of “net margin” is a GAAP or other generic definition, in future filings (and furnished disclosures), beginning with those for the fiscal quarter ended June 30, 2017, the Company will make clear when it references “net margin” that the non-GAAP measure is an internal metric, which the Company defines as gross profit less sales and marketing expense (rather than simply stating that “net margin” means gross profit less sales and marketing expense). Further, in future disclosures, the Company will retitle resulting percentage based calculations to make clear that these percentages represent “‘net margin’ (non-GAAP) as a percentage of revenue”. The Company believes this approach is consistent with Item 10(e)(1)(ii)(E) of Regulation S-K, and will avoid the potential confusion that may be caused if the Company begins reporting this measure with a different title than the one with which its investors and analysts are currently familiar and that the Company has consistently used in the past.

Mr. Martin James

July 11, 2017

Note 15. Business segment information, page F-22

3.

Please revise future filings to provide a reconciliation of the total of the reportable segment measures of profits or loss to your consolidated income before taxes and discontinued operations as required by ASC 280-10-50-30.b.

Response:

The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the quarterly period ended June 30, 2017, revise these disclosures to address the staff’s comment.

*    *    *    *    *

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (214) 937-2000.  Thank you for your assistance.

Sincerely,

/s/ Doug Rice

Doug Rice

Chief Financial Officer

Orthofix International N.V.

Cc:	Gary Newberry
Tara Harkins
Caleb French
Geoff Kruczek